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Filed pursuant to Rule 433
Registration No. 333-145208

SCANA Corporation

FINAL TERM SHEET

Dated: March 5, 2008

Issuer:	SCANA Corporation
Size:	$250,000,000
Expected Ratings:
Moody's: Baa1 (stable outlook); S&P: BBB+ (negative outlook); Fitch: A- (stable outlook). A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
Maturity:	April 1, 2020
Trade Date:	March 5, 2008
Coupon (Interest Rate):	6.25%
Yield to Maturity:	6.291%
Spread to Benchmark Treasury:	+260 basis points (2.60%)
Benchmark Treasury:	3.50% U.S. Treasury due February 15, 2018
Benchmark Treasury Price and Yield:	98.421875%/3.691%
Interest Payment Dates:	April 1 and October 1, commencing October 1, 2008
Redemption Provision:	Make whole call at Adjusted Treasury Rate +40 basis points
Price to Public:	99.652%
Agents' Discount or Commission:	0.65%
Net Proceeds to Issuer:	$247,505,000
Settlement Date:	March 12, 2008 (T+5)
Denominations:	$1,000 x $1,000
CUSIP:	80589M AB8

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Banc of America Securities LLC—	1-800-294-1322 (toll free) dg.prospectus_distribution@bofasecurities.com

BB&T Capital Markets, a division of Scott & Stringfellow, Inc.—	1-800-552-7757 (toll free)

UBS Securities LLC—	1-877-827-6444, ext 561-3884 (toll free)

        Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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  Filed pursuant to Rule 433 Registration No. 333-145208
SCANA Corporation FINAL TERM SHEET Dated: March 5, 2008